4-30-02

02033982



# SECURITIES AND EXCHANGE COMMISSION

**Washington,D.C. 20549**

**Form 6-K**

**Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30th April 2002

( 16 pages)

**BANCO ESPÍRITO SANTO S.A.**
(Registrant's Name)

Av. da Liberdade 195
1250 Lisboa
Portugal

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F x Form 40F

Indicate by check mark whether the resitrant by furnishing the information containted in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-……

GRUPO
**BANCO ESPIRITO SANTO**

<u>FOR IMMEDIATE RELEASE</u>

## GRUPO BANCO ESPIRITO SANTO FIRST QUARTER 2002 RESULTS (Unaudited)

LISBON -- April 29, 2002 -- Banco Espírito Santo (BES) today announced its first quarter 2002 results.

HIGHLIGHTS

- **SIGNIFICANT BUSINESS GROWTH, BOTH IN ON-BALANCE SHEET FUNDING (12.5%) AND IN CUSTOMER LOANS (11.8%).**
- **NET PROFIT OF EURO 54.7 MILLION AGAINST EURO 55 MILLION IN THE SAME PERIOD LAST YEAR CORRESPONDS TO A DECREASE OF 0.5%. ANNUALIZED ROE WAS 15.8%, INCORPORATING THE CAPITAL INCREASE EFFECT WEIGHTED FOR THE PERIOD WHEN THE PROCEEDS WERE CASHED IN.**
- **THE HEALTHY GROWTH OF NET INTEREST INCOME (+14.4%) CONFIRMS THE RECOVERY ALREADY SHOWN IN THE LAST QUARTER OF 2001.**
- **THE DECELERATING GROWTH PACE OF OPERATING COSTS (HARMONIZED CHANGE OF 4.5% AGAINST 9.6% IN THE SAME PERIOD LAST YEAR) HAD A POSITIVE IMPACT ON THE COST TO INCOME AND PRODUCTIVITY RATIOS.**
- **BES FINANCIAL STRENGHT CAME OUT REINFORCED BY THE RECENT CAPITAL INCREASE AND MAINTENAINCE OF PROVISIONING AT HIGH LEVELS.**

CONTACTS: Paulo Padrao
Elsa Jardim
Banco Espírito Santo, Lisbon
+351 21 350 1713
www.bes.pt
-or-
Bernard Compagnon
Taylor Rafferty, London
+44 20 7936 0400

## 1. ECONOMIC ENVIRONMENT

With many uncertainties still lingering, the world economy has nevertheless improved. Expectations that global economic growth will surpass last year's rely on the North-American economy, which shows signs of a rebound. The USA GDP is expected to grow by 2.2% when the estimates of December last pointed to just 0.7%. In the Euro area the trend is for moderate growth, around 1.2%. Investment should be slow to recover following the strong fall registered in the last quarter of 2001, while private consumption continues to display signs of stagnation.

The Dow Jones and the Euronext have registered no gains since the end of 2001 while the Nasdaq trended downwards. Against a scenario of frail economic growth in the USA and Europe, the equity market's prospects might be more favorable in the second half of the year.

The Portuguese economy prolonged last year's path of deceleration and again performed poorly in the first quarter of 2002.

As regards the equity market, the performance of the Euronext-Lisboa has been slightly negative with the PSI 20 index sliding by roughly 0.5%, in part reflecting the low liquidity characterizing the domestic market. The second half of the year could see an improvement in this situation following an international improvement of the capital markets and a clarification of the tax policy in Portugal.

## 2. GROUP BES ACTIVITY

In the present context, the progress of credit activities translates the adopted policy of retrenchment and selectivity. Mortgage lending increased 18.4%, corporate credit was up by 10.4% and other loans to individuals dropped by 2.6%.

Mortgage lending remained the strongest component in credit activities, which is particularly significant bearing in mind its low level of associated risk and positive effects in terms of fostering customer loyalty.

In specialized corporate credit, the leasing and factoring businesses conducted by Besleasing and Euroges progressed at a good pace, as mirrored by the increase in these companies' results, respectively 18.6% and 5.8%.

Despite the 2.6% decrease in other loans to individuals, within the scope of BES multispecialist organization we should highlight the activity developed by the specialized units in consumer credit. Credibom, having expanded its credit portfolio by 22.6%, posted a 24% increase in net profits, while Crediflash saw its earnings rise by 79%.

Funding also continued to grow at a steady pace, bearing in mind the slowing down of the economy. Total on-balance sheet customer funds increased by 12.5%, while asset management, together with the placement of structured and bancassurance products', grew by 9.2%.

# MAIN BUSINESS VARIABLES

million euros

| Variables | March | | Δ % |
|---|---|---|---|
| | 2001 | 2002 | |
| **Net Assets** | **35,044** | **37,981** | **8.4** |
| **Gross customer loans** | **22,399** | **25,051** | **11.8** |
| - Mortgage | 7,355 | 8,711 | 18.4 |
| - Other loans to individuals | 2,012 | 1,959 | -2.6 |
| - Corporate | 13,032 | 14,381 | 10.4 |
| *Retail loans / Total loans (%)* | *41.8* | *42.6* | *0.8 p.p.* |
| **Funding** | | | |
| + Deposits | 15,127 | 16,301 | 7.8 |
| + Debt securities | 6,775 | 9,070 | 33.9 |
| = **On-balance sheet funds** | **21,902** | **25,371** | **15.8** |
| - EMTN and Commercial Paper | 3,397 | 4,561 | 34.3 |
| = **On-balance sheet customer funds** | **18,505** | **20,810** | **12.5** |
| + Off-balance sheet funds | 8,936 | 9,760 | 9.2 |
| = **Total customer funds** | **27,441** | **30,570** | **11.4** |
| *Transformation ratio (%)* | *118* | *117* | *-1 p.p.* |

## 3. RESULTS AND PROFITABILITY

Consolidated net profits totaled Euro 54.7 million in the first quarter of 2002, *down by 0.5% on the same period last year.*

INCOME STATEMENT BREAKDOWN

million euros

| Variables | March 2001 | March 2002 | Δ % |
|---|---|---|---|
| Net interest income | 171.1 | 195.7 | 14.4 |
| + Fees and commissions | 93.7 | 93.9 | 0.2 |
| **= Commercial banking revenue** | **264.8** | **289.6** | **9.4** |
| + Capital markets results | 23.7 | 28.1 | 18.6 |
| **= Banking revenue** | **288.5** | **317.7** | **10.1** |
| - Operating costs | 164.5 | 175.0 | 6.4 |
| - Net Provisions | 34.7 | 55.5 | 59.9 |
| Credit | 25.5 | 48.5 | 90.2 |
| Securities | 3.6 | 2.4 | -33.3 |
| Others | 5.6 | 4.6 | -17.9 |
| - Extraordinary results and sundry | 4.2 | 6.8 | 61.9 |
| **= Pre-tax profit and minority interests** | **85.1** | **80.4** | -5.5 |
| - Income tax | 17.6 | 15.1 | -14.2 |
| - Minority interests | 12.5 | 10.6 | -15.2 |
| **= Net Profit** | **55.0** | **54.7** | **-0.5** |

The following summarize the most significant aspects of operating conditions in the first quarter of 2002:

- Net interest income made good progress (+14,4%), continuing the recovery path of the 4th quarter of 2001, supported by an increase in the margin of 7 b.p. against full 2001 (1Q02: 2.25%; 2001: 2.18%). This improvement stems from a resolute policy aimed at increasing the margin, combined with enhanced selectivity and the performance of the specialized consumer credit units. BES Group has been showing a strong capability of improving the margin even in periods of interest rate decrease, while simultaneously following a strict credit risk control.

- Fees and commissions on customer services remained flat. However, excluding the non-recurrent operations carried out linked to privatizations and the capital markets in the first quarter of 2001, fees and commissions increased by 12.1% in the first quarter of 2002.

- Capital markets results suffered from negative constraints during the first quarter of the year. Subtracting from the total euro 28.1 million the euro 18 million capital gain from the sale of the stake in Kredyt Bank, plus the euro 7.8 million from the BVLP - Euronext share swap transaction, earnings show a substantial year-on-year reduction. A significant part of these non-recurrent gains (Euro 16 million) was allocated to the reinforcement of provisions.

- Still in the capital markets area, note that BES, together with Deutsche Bank, Crédit Agricole IndoSuez and Schroder Salomon Smith Barney, was mandated by the Instituto de Gestão do Crédito Público (IGCP) to lead an euro 2.5 billion issue of debt by the Portuguese Republic, which was extremely successful. BES reached top place in the ranking of the largest operators in the secondary market of the Portuguese public debt;

- operating costs significantly decelerated, reflecting BIC and BES operational and systems integration and the various rationalization projects underway;

Profitability indicators showed an improvement when compared to 2001, although positively influenced by the above-mentioned non-recurrent operations. Nevertheless, it should be highlighted the margin evolution and the cost rationalization in progress that should sustain future profitability.

## PROFITABILITY

(%)

| Indicators | 1Q01 | 2001 | 1Q02 |
|---|---|---|---|
| Return on Equity (ROE) | 16.9 | 15.6 | 15.8 |
| Return on Assets (ROA) | 0.65 | 0.55 | 0.57 |

## 4. ASSET QUALITY AND FINANCIAL STRENGTH

Bearing in mind the less favorable economic environment, the deterioration in the quality of assets is not significant, reflecting Group BES's capacity to manage credit risk across the whole process, from the assessment of operations to actual credit recovery.

### FINANCIAL STRENGTH INDICATORS

| Indicators | | March | | Δ |
|---|---|---|---|---|
| | | 2001 | 2002 | |
| Customer loans (Gross) | (M€) | 22,399 | 25,051 | 11.8 % |
| Overdue loans | (M€) | 423.4 | 476.0 | 12.4 % |
| Overdue loans > 90 days | (M€) | 375.0 | 411.7 | 9.8 % |
| Provisions for credit | (M€) | 570.9 | 620.6 | 8.7 % |
| Overdue loans/ Gross customer loans | % | 1.89 | 1.90 | 0.01 p.p. |
| Overdue loans> 90 days/ Gross customer loans | % | 1.67 | 1.64 | -0.03 p.p. |
| Coverage of overdue loans | % | 134.8 | 130.4 | -4.4 p.p. |
| Coverage of overdue loans > 90 days | % | 152.2 | 150.8 | -1.4 p.p. |

The work of the Global Risk Department, based on increasingly sophisticated techniques, processes and tools, has permitted to fine-tune risk management and monitoring and our risk-adjusted pricing policy, while optimizing the various processes involved, from the decision to the recovery stage, particularly in the credit risk area.

The ratio of overdue loans over 90 days dropped to 1.64% (against 1.67% in March 2001), the coverage ratio continuing to attain significant levels (151% for overdue loans over 90 days and 130% for total overdue loans).

Espírito Santo Cobranças, Group BES's unit specializing in individual credit recoveries, is achieving increasingly better results. The overall recovery of bad debts already exceeds 80% of the total at the end of a two-year period.

**Capital Increase**

It should also be highlighted BES's capital increase from Euro 1,000 million to Euro 1,500 million, which, though carried out during a difficult period for the capital markets, generated a cash inflow of Euro 550 million. This capital increase significantly enlarged tier I capital, and hence will permit to sustain Group BES's organic growth strategy and preserve its traditional financial strength.

In this context it should also be referred that by taking a 3% stake in BES's share capital Banco Bradesco became a reference shareholder.

The solvency ratio showed a progress, rising to 11.1% according to the Bank of Portugal's rules (Dec 2001: 9.3%) and to 12.5% under the BIS criteria (Dec 2001: 10.7%).

## SOLVENCY

(%)

| Indicators | Dec.01 | Mar.02 * |
|---|---|---|
| Solvency ratio (B. Portugal) | 9.28 | 11.11 |
| Solvency ratio (BIS) | 10.75 | 12.50 |

* preliminary figures, excluding the Upper Tier II issue

The medium and long-term debt rating remained stable (A1 by Moody's and $A^-$ by Standard and Poor's).

## 5. PRODUCTIVITY

As referred further up, operating costs have considerably slowed down (an increase of 4.5% against the 9.6% rise in 2001 on a harmonized basis).

### OPERATING COSTS

million euros

| Variáveis | March | | Δ % | Δ % Like-for-like (1) |
|---|---|---|---|---|
| | 2001 | 2002 | | |
| Staff Costs | 75.1 | 81.3 | 8.2 | 5.6 |
| Other Admin Costs | 59.9 | 62.3 | 4.0 | 2.3 |
| Depreciation | 29.5 | 31.4 | 6.7 | 6.5 |
| **Operating Costs** | **164.5** | **175.0** | **6.4** | **4.5** |

(1) Excluing BES Investimento Brazil and pension fund charges

Operating costs are influenced by the Investment Bank in Brazil, which started to be fully consolidated in October 2001. As regards staff costs, it should also be noted the impact of the new regime regulating pension funds charges (Notice no. 12/2001). Without these effects, staff costs grew 5.6% against 8.2%, as a consequence of the rationalization projects in due course. Hence, on a harmonized basis, operating costs rose by 4.5% when compared to the first quarter of 2001.

In this context, efficiency indicators have improved when set against the activity developed and banking revenues.

**PRODUCTIVITY INDICATORS**

| Indicators | | 1Q 01 (1) | 2001 (2) | 1Q 02 (3) | Δ YoY (3-1) | Δ QoQ (3-2) |
|---|---|---|---|---|---|---|
| *Cost to Income* (including markets) | % | 57.0 | 58.2 | 55.1 | -1.9 p.p. | -3.1 p.p. |
| *Cost to Income* (excluding markets) | % | 62.1 | 64.9 | 60.4 | -1.7 p.p. | -4.5 p.p. |
| Operating costs / Net assets | % | 1.94 | 1.98 | 1.81 | -0.13 p.p. | -0.17 p.p. |
| Total assets per employee | Eur $10^3$ | 5 533 | 5 949 | 5 970 | 7.9 % | 0.4 % |

Group BES will pursue its rationalization effort, namely by extending the integration process to other units, by creating shared service units and also through the Back-Office Zero Project, which seeks to eliminate administrative burdens at branch level.

## 6. ELECTRONIC BANKING

The results obtained in the first quarter of 2002 once again confirm the wisdom of having implemented our multichannel distribution strategy, and in particular the correctness of our vision of the Internet as new form of relationship that is highly prized by our customers. During this period we highlight the following:

- BESnet Particulares (internet banking for private individuals) reached 405 thousand users (year-on-year increase of 126%), of which 162 thousand are frequent users (up by 75% year-on-year). This number of customers using this service corresponds to 35% or our active retail customer base. BESnet already accounts for roughly 15% of all transactions made by the Bank. Moreover, in the first quarter of 2002, 63% of all stock exchange orders were executed through this channel;

**Number of customers**
(BESnet Particulares)


10,270
15,715
March 2000
93,010
179,547
March 2001
162,410
405,233
March 2002
Frequent Users
Users

- the wider use made of BESnet combined with a number of measures aimed at boosting automatically answered calls in BES Directo telephone service (pricing differentiation and extended functionalities) are significantly pushing down the call center's costs – in the first quarter of 2002 these fell by 37% year-on-year.

- at the end of March BESnet Negócios, our internet banking service for corporate customers, already boasted 14 thousand frequent users (an increase of 162%), corresponding to a penetration rate of 15% in all corporate segments. The new BESnet Negócios application launched in September 2001 is meeting with broad acceptance by most corporate segments, thanks to its high performance and innovating functionalities.

The *pmelink.pt,* an online business center for companies promoted by BES, CGD and PT, already has 17 thousand companies enrolled, of which 3 thousand actively making transactions – and of these, more than one thousand made their first purchases in the first quarter of this year, confirming the excellent response to this value proposal.

Banco BEST, a joint project launched by BES and PT, continued to capitalize on a differentiated value proposal aimed at the affluent customer segment. It has already passed the 5-thousand customer barrier, simultaneously reaching a top position in the ranking of stock exchange transactions through the Internet.

THE BOARD OF DIRECTORS

# BANCO ESPIRITO SANTO

## CONSOLIDATED BALANCE SHEET AT MARCH 31, 2002

(Unaudited Figures)

| | 2001 ($10^3$ EUR) | 2002 ($10^3$ EUR) |
|---|---|---|
| **NET ASSETS** | | |
| Cash and liquid assets held at Central Banks | 539,619 | 767,556 |
| Current accounts with credit institutions | 632,897 | 604,443 |
| Other assets with credit institutions | 3,750,886 | 3,590,374 |
| (Provisions) | (40,803) | (9,900) |
| Advances and loans to customers | 22,398,965 | 25,051,316 |
| (Provisions) | (309,168) | (318,975) |
| Bonds and other fixed income securities | 4,543,804 | 4,839,179 |
| (Provisions) | (55,314) | (74,901) |
| a) Public sector issuers | 1,721,119 | 1,764,697 |
| (Provisions) | (7,353) | (8,997) |
| b) Other issuers | 2,761,600 | 3,067,396 |
| (Provisions) | (47,961) | (65,904) |
| c) Own securities | 61,085 | 7,086 |
| Shares and other variable income securities | 655,317 | 589,851 |
| (Provisions) | (58,738) | (75,267) |
| Shareholdings in associated companies | 26,074 | 40,046 |
| (Provisions) | | |
| Other shareholdings | 800,728 | 845,811 |
| (Provisions) | (2,424) | (3,975) |
| Intangible assets | 360,971 | 463,006 |
| (Depreciations) | (212,006) | (280,695) |
| Tangible assets | 994,553 | 1,025,850 |
| (Depreciations) | (550,866) | (594,635) |
| Unpaid Capital | 81,087 | |
| Treasury stock | 471,734 | 538,223 |
| Other assets | (18,072) | (18,115) |
| (Depreciations) | 1,034,925 | 1,001,541 |
| Prepayments and accrued income | | |
| TOTAL NET ASSETS | 35,044,169 | 37,980,733 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Amounts due to credit institutions | 8,510,581 | 7,056,756 |
| a) At Sight | 509,305 | 347,640 |
| b) Time or notice | 8,001,276 | 6,709,116 |
| Amounts due to customers | 15,126,892 | 16,300,529 |
| a) Savings deposits | 2,498,428 | 2,532,138 |
| b) Sight deposits | 5,178,812 | 6,037,541 |
| c) Time deposits | 7,449,652 | 7,730,850 |
| Debt securities | 6,775,363 | 9,070,328 |
| a) Outstanding bonds | 4,140,363 | 7,195,365 |
| b) Other | 2,635,000 | 1,874,963 |
| Other liabilities | 193,199 | 170,807 |
| Accruals and deferred income | 966,157 | 913,410 |
| Provisions for risks and charges | 265,724 | 337,370 |
| a) Provisions for pensions and similar charges | 3,988 | 153 |
| b) Other provisions | 261,736 | 337,217 |
| Fund for general banking risks | 55,378 | 61,271 |
| Subordinated debt | 1,097,374 | 1,455,685 |
| Subscribed capital | 1,000,000 | 1,500,000 |
| Share premium account | 293,562 | 300,000 |
| Reserves | (82,127) | 64,736 |
| Revaluation reserves | | |
| Retained Earnings | 189,023 | 75,200 |
| Minority interests | 598,055 | 619,907 |
| Consolidated profit for the period | 54,988 | 54,734 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 35,044,169 | 37,980,733 |

# BANCO ESPIRITO SANTO

## CONSOLIDATED INCOME STATEMENT AT MARCH 31, 2002

(Unaudited Figures)

| | Mar, 01 ($10^3$ EUR) | Mar, 02 ($10^3$ EUR) |
|---|---|---|
| **CREDIT** | | |
| Interest and similar income | 651,585 | 561,954 |
| Income from securities | 204 | 2,239 |
| Commissions | 89,058 | 83,659 |
| Dealing profits | 1,209,111 | 797,020 |
| Replacements and cancellations of provisions | 50,720 | 49,445 |
| Results of associated companies and subsidiaries excluded from the consolidation | 2,367 | 2,068 |
| Other operating income | 31,372 | 23,886 |
| Extraordinary income | 4,120 | 11,239 |
| Minority interests | 271 | |
| **TOTAL CREDIT** | 2,038,808 | 1,531,510 |
| **DEBIT** | | |
| Interest and similar costs | 480,502 | 366,206 |
| Commissions | 26,694 | 13,655 |
| Losses on financial operations | 1,185,649 | 771,178 |
| General administrative costs | 135,075 | 143,620 |
| a) *Staff costs* | 75,131 | 81,291 |
| b) Other administrative costs | 59,944 | 62,329 |
| Amortisation and depreciation | 29,466 | 31,429 |
| Other operating costs | 1,193 | 2,297 |
| Provisions for overdue loans and other risks | 85,262 | 104,778 |
| Provisions for financial investments | 142 | 170 |
| Extraordinary losses | 7,932 | 15,547 |
| Income taxes | 17,608 | 15,139 |
| Other taxes | 1,441 | 2,171 |
| Results of associated companies and subsidiaries excluded from the consolidation | 82 | |
| Minority interests | 12,774 | 10,586 |
| Consolidated profit for the period | 54,988 | 54,734 |
| **TOTAL DEBIT** | 2,038,808 | 1,531,510 |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Banco Espírito Santo S.A.

By: Manuel de Magalhães Villas-Boas
Director

Date: 30th April 2002